Exhibit 1

FAQ

What was announced?

•	Alcoa entered into a binding Scheme Implementation Deed (the “Agreement”) with Alumina Limited, its minority joint venture partner in Alcoa World Alumina and Chemicals (AWAC), under which Alcoa will acquire Alumina Limited in an all-scrip, or all-stock, transaction.

What are the terms of the agreement?

•	The terms of the Agreement are consistent with the previously agreed and announced transaction process deed (the “Process Deed”).
•	The Alumina Limited Board of Directors has recommended that Alumina Limited shareholders vote in favor of the transaction in the absence of a superior proposal and subject to an independent expert concluding (and continuing to conclude) that the transaction is in the best interests of Alumina Limited shareholders. The Independent Directors of Alumina Limited’s Board, Managing Director and Chief Executive Officer intend to vote all shares of Alumina Limited held or controlled by them in favor of the transaction.
•	Under the all-scrip, or all-stock transaction, Alumina Limited shareholders would receive consideration of 0.02854 Alcoa shares for each Alumina Limited share.
•	This consideration would imply a value of A$1.15 per Alumina Limited share and represents a premium of 13.1%, based on Alcoa’s closing share price on the NYSE on February 23, 2024, of $26.52, the last trading day prior to the announcement of the Process Deed.[1]
•	Upon completion of the Agreement, Alumina Limited shareholders would own 31.25 percent, and Alcoa shareholders would own 68.75 percent of the combined company.[2]

What is a Scheme Implementation Deed?

•	A Scheme Implementation Deed is a binding agreement for implementation of a ‘scheme of arrangement’, which is the acquisition structure being used for the transaction (as is typical in Australian deals that are recommended by the target’s board). It sets out all of the key terms and conditions whereby Alcoa will acquire Alumina Limited, including obligations on each party to take the necessary steps to implement the scheme of arrangement.
•	The terms of the Scheme Implementation Deed, or the Agreement, are consistent with the previously agreed and announced Process Deed.

What was amended in the Deed of Amendment and Restatement of the Scheme Implementation Deed?

•	Alcoa and Alumina Limited have amended the Scheme Implementation Deed whereby an affiliate of CITIC will receive a small proportion, approximately 1.5 percent of the pro forma outstanding Alcoa common stock, of its consideration under the scheme of arrangement in non-voting convertible series A preferred stock (“Alcoa Non-Voting Shares”), instead of Alcoa CDIs. The economic rights of the Alcoa Non-Voting Shares are generally equivalent to the economic rights of Alcoa CDIs, except that the Alcoa Non-Voting Shares will have a liquidation preference of US$0.0001 for each share.
•	The Alcoa Non-Voting Shares will be issued to enable CITIC to comply with the Bank Holding Company Act of 1956, which prohibits CITIC, as the owner of certain banking assets in the United States, from holding more than 5% of any class of voting shares in a U.S. public company, and was the result of cooperative discussions with all parties – including CITIC.

What are the next steps?

•	Alcoa intends to move through the transaction closing process in an expeditious manner, including by satisfying customary closing conditions and receiving the necessary approvals.

When do you expect to close the transaction?

1 Based on the prevailing AUD / USD exchange rate of 0.656 as of February 23, 2024.

2 Based on fully diluted shares outstanding for Alcoa and Alumina Limited as of February 23, 2024.

•	We expect to close the transaction on August 1, 2024, subject to the satisfaction of customary conditions.

•	Learn more about our process to close here <LINK TO TRANSACTION PROCESS PAGE>.

What are the conditions to complete the transaction?

•	The closing of the transaction is subject to the satisfaction of customary conditions and remains subject to approval by both companies’ shareholders.
•	Alcoa received all required regulatory approvals that are conditions to the closing of the transaction.
•	The transaction is not conditional on due diligence or financing.
•	Learn more about our process to close here <LINK TO TRANSACTION PROCESS PAGE>.

When will Alumina Limited shareholders vote on the transaction?

•	Alumina Limited has registered its Scheme Booklet with the Australian Securities and Investments Commission (ASIC), and the Scheme Booklet will be sent to Alumina Limited shareholders following orders from the Federal Court of Australia on June 7, 2024, to dispatch the Scheme Booklet and convene a shareholder meeting to conduct a vote.
•	Alumina Limited shareholders are slated to vote on the acquisition July 18. The Court also has ordered that a second court hearing, should the Alumina Limited shareholder vote be successful, will take place on July 22, 2024 to approve the results of the shareholder vote.
•	An Independent Expert Report (IER) together with the Scheme Booklet was publicly released on the ASX on June 11, 2024 (AEST) following registration of the Scheme Booklet with ASIC. The IER states that the transaction is fair and reasonable and therefore is in the best interests of the Alumina Limited shareholders, in the absence of a superior proposal.
•	The Court proceedings are part of the statutory process in Australia and are required to convene the Alumina Limited shareholders to vote on the acquisition.

When will Alcoa shareholders vote on the transaction?

•	Alcoa filed its definitive proxy statement with the Securities and Exchange Commission on June 6, 2024, and scheduled the Special Meeting of Shareholders to vote on the transaction for July 16, 2024.

What is Alcoa World Alumina and Chemicals (AWAC)? How is it currently structured?

•	Alcoa is the sole operator of AWAC, its joint venture with Alumina Limited.
•	AWAC consists of a number of affiliated entities that own, operate or have an interest in bauxite mines and alumina refineries in Australia, Brazil, Spain, Saudi Arabia and Guinea.
•	AWAC also has a 55 percent interest in the Portland aluminum smelter in Victoria, Australia.
•	Alcoa owns 60 percent and Alumina Limited owns 40 percent of the AWAC entities, respectively, directly or indirectly.

What are the benefits of the transaction to Alumina shareholders?

•	This transaction provides Alumina Limited shareholders the opportunity to participate in the upside potential of a stronger, better-capitalized company with a larger and more diversified portfolio. Alumina Limited shareholders gain access to the benefits of Alcoa’s leading pure-play upstream aluminum business.
•	With ownership of the combined entity, Alumina Limited shareholders will exchange their shares in a non-operating passive investment vehicle for an ownership position in Alcoa.
•	As part of this transition, Alumina Limited shareholders would participate in Alcoa’s capital returns program, including the current dividend, and would have access to a larger, strong balance sheet that will be better able to fund portfolio actions, maintenance capital, and growth capital.
•	With a centralized management team and strategy, Alcoa will be better positioned to execute operational and strategic decisions on an accelerated basis. In addition, a simplified corporate structure will result in efficiencies through a reduction in corporate costs.

Will current Alumina Limited shareholders receive franked dividends as Alcoa stockholders?

•	Alumina Limited has not paid any dividends since September of 2022.
•	As shareholders in the combined entity, Alumina Limited shareholders will be eligible to participate in Alcoa's capital returns program, including Alcoa’s current dividend. Alcoa’s most recent quarterly dividend was paid on November 17, 2023 and the next will be paid on March 21, 2024. Alcoa’s dividend will not be franked.
•	Alumina Limited's franking credits will remain with the combined entity and may be utilized for specific purposes in the future.

What are the benefits of the transaction to Alcoa shareholders?

•	This transaction is underpinned by strong industrial logic that delivers significant value to Alcoa shareholders.
•	The transaction would increase Alcoa’s financial flexibility, enabling more efficient funding and capital allocation decisions, as well as liability management.
•	With a centralized management team and strategy, Alcoa will be better positioned to execute operational and strategic decisions on an accelerated basis.
•	In addition, a simplified corporate structure will result in efficiencies through a reduction in corporate costs.

How will Alumina Limited shareholders own Alcoa stock? Are Alcoa CDIs expected to be in the same Australian Stock Exchange (ASX) indices Alumina Limited’s stock was?

•	As part of the Agreement, Alumina Limited shareholders’ interests in Alcoa shares will generally be delivered in the form of CDIs that represent a unit of beneficial ownership in a share of Alcoa common stock[3], which allows Alumina Limited shareholders to trade Alcoa common stock via CDIs on the ASX. The depositary and custodian of Alumina Limited’s ADS program will receive its consideration in Alcoa shares and an affiliate of CITIC will receive a small proportion of its consideration in non-voting convertible series A preferred stock.
•	In order to allow the trading of Alcoa CDIs, Alcoa will apply to establish a secondary listing on the ASX. Alcoa currently expects the secondary listing to be represented in ASX indices.
•	Alcoa sees Australia as an attractive capital market and has committed to maintaining CDIs in Australia for at least 10 years.

Will Alumina Limited shareholders have an option to own Alcoa CDIs or Alcoa shares?

•	In the scheme of arrangement, there will not be an option to elect to receive Alcoa shares rather than Alcoa CDIs as part of the transaction, prior to the implementation of the scheme of arrangement. Only holders of Alumina ADSs as of the record date of the scheme of arrangement will receive Alcoa shares in lieu of Alcoa CDIs.
•	However, after implementation of the scheme of arrangement, the Alcoa CDIs can be converted (or “transmuted”) into Alcoa shares and vice versa at any time by contacting the transfer agent/registry for Alcoa shares or Alcoa CDIs (as applicable).

What is the process for converting Alcoa CDIs into Alcoa shares?

•	Following implementation of the scheme of arrangement, the Alcoa CDIs can be converted (or “transmuted”) into Alcoa shares and vice versa at any time by contacting the transfer agent/registry for Alcoa shares or Alcoa CDIs (as applicable). Further details about this process will be described in the Scheme Booklet to be dispatched by Alumina Limited in connection with the transaction.

What will happen to the Alumina shares under the Alumina Limited American Depositary Share program?

3 Each Clearing House Electronic Sub-register System Depositary Interest represents a unit of beneficial ownership in a share of Alcoa common stock.

•	The depositary and custodian of Alumina Limited’s American Depositary Share program will receive its consideration in Alcoa shares instead of Alcoa CDIs. Further details will be provided in the Scheme Booklet to be dispatched by Alumina Limited in connection with the transaction.

Is CITIC receiving consideration that is different from other Alumina shareholders? Will CITIC, on the one hand, and other Alumina shareholders, on the other hand, vote separately on the transaction?

•	The non-voting convertible series A preferred stock is generally equivalent to the economic rights of the Alcoa CDIs that the other Alumina Limited shareholders would receive in the scheme of arrangement, except it will have a liquidation preference of US$0.0001 for each share.
•	It is expected that all Alumina shareholders will vote as a single class on the proposed scheme of arrangement at the Alumina Limited scheme meeting.

What does a transaction mean for Alcoa or AWAC customers / partners?

•	Business partner interactions, from negotiations to the delivery of materials, will continue to be managed by Alcoa, and it remains business as usual. Our customers and other business partners will continue to be a priority.
•	With a centralized management team and strategy, Alcoa will be better positioned to execute operational and strategic decisions on an accelerated basis.
•	The acquisition builds on Alcoa’s industry-leading position and reinforces our commitment to the regions we serve, providing benefits to customers, host communities, and others who rely on the continuing success of our global business.

What are the benefits for stakeholders as a result of this announcement?

•	The transaction increases Alcoa’s economic interest in its core business and simplifies governance by acquiring the minority partner in its AWAC JV, resulting in greater operational flexibility and strategic optionality.
•	It also allows Alumina Limited shareholders to participate in the upside potential of a stronger, better-capitalized company with a larger and more diversified portfolio while offering exposure to Alcoa’s upstream aluminum business.
•	This acquisition builds on our commitment to Western Australia, and provides significant benefits to employees, customers, host communities, and others who rely on the continuing success of our global business.

What are the terms of the liquidity support?

•	Under the terms of the Agreement and at Alumina's request, Alcoa has agreed to provide short-term liquidity support to Alumina Limited to fund equity calls made by the AWAC Joint venture if Alumina Limited’s net debt position exceeds $420 million.
•	Based on AWAC's current 2024 cashflow forecast, Alcoa does not expect any support to be required in the 2024 calendar year.
•	Subject to certain accelerated repayment triggers, Alumina Limited would be required to pay its equity calls (plus accrued interest) not later than September 1, 2025 in the event the transaction is not completed.

When will shares of Alumina Limited cease trading?

•	The effective date and implementation date of the Scheme will occur in accordance with the timetable set out in the ASX Listing Rules, following the satisfaction or waiver of all conditions precedent to the Scheme, including receipt of the required approvals from the Alcoa stockholders, Alumina Limited shareholders, the Australian court, and under the foreign investment laws of Australia and the antitrust laws of Brazil.
•	Further details about the expected timetable of the Scheme will be described in the Scheme Booklet to be dispatched by Alumina Limited in connection with the transaction.

The transaction is expected to be completed on or about August 1

The following outlines key milestones on the path to close

Alcoa

- [x] **Announces Agreement With Alumina Limited on Terms and Process to Acquire Alumina Limited in All-Stock Transaction**
- [x] **Enters into binding agreement to acquire Alumina Limited**
- [x] **Applies to establish Alcoa's secondary listing of CDIs on ASX**
- [x] **Files proxy statement**, detailing information for Alcoa shareholders to vote on the issuance of Alcoa shares in connection with the transaction
- [ ] **Holds Alcoa Special Meeting of Shareholders** to vote on issuance of Alcoa shares in connection with the transaction

ALUMINA LIMITED

- [x] **Independent expert issues report**, detailing the independent expert's conclusion as to whether the Scheme is in the best interest of Alumina Limited shareholders
- [x] **Dispatches scheme booklet**, detailing information for Alumina Limited shareholders to vote on the Scheme and including a copy of the independent expert report
- [x] **Applies for Court Order** to convene Alumina Limited shareholder meeting to vote for the Scheme
- [ ] **Holds Alumina Limited Meeting of Shareholders** to vote on transaction
- [ ] **Seeks Court Approval of Scheme Arrangement** if Alumina Limited shareholders approve transaction
- [ ] **Court Approves Scheme**, once all closing conditions have been satisfied or waived

Completion of the transaction is subject to the satisfaction of customary conditions and remains subject to approval by the shareholders of Alcoa and Alumina Limited. All required regulatory approvals, including approval by Australia's Foreign Investment Review Board and from the antitrust regulators in Australia and Brazil, have been received.